American Bonanza Purchases Cone Crusher for the Copperstone Gold Mine

February 28, 2011 – American Bonanza Gold Corp. (TSX: BZA) (“Bonanza” or the “Company”) announces that it has purchased a cone crusher for the Copperstone gold mine in Arizona. The unit is a Nordberg 4 foot cone crusher and includes a 16 foot x 6 foot screen and associated conveyors and motors. Delivery for the equipment is expected during May. The equipment was purchased from J.W. Jones Company of Paragon, Indiana.

All of the major components for the construction of the Copperstone gold mine’s ore processing plant have now been acquired. As previously reported (see Company news releases dated May 19, 2010 and February 3, 2011) the Company has previously acquired the milling and flotation circuits and the primary crushing system. The purchase of this cone crusher is a key component for the development of the Copperstone gold mine, and for achieving gold production at Copperstone in the third quarter of 2011.

The Company continues to prepare for the commencement of construction of the underground mine and the gold processing plant, and is acquiring surface equipment. Construction of the plant and underground pre-development mining is expected to begin soon after the Company is in receipt of the final remaining key permit, the aquifer protection permit, anticipated during the first quarter of 2011. Bonanza is fully funded through to production at the Copperstone gold mine.

About Bonanza

Bonanza is working to re-activate mining at the preproduction-stage Copperstone Mine in Arizona. Bonanza has approximately 180 million shares outstanding and has a strong treasury with no debt. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining, are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com